SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  December 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. Press Release re IAI Military Aircraft Group Has Contracted RADA Electronic Industries Ltd., To Supply an Input/Output Computer for Its Products dated December 11, 2003.

Press Release                            Source: RADA Electronic Industries Ltd.

IAI Military Aircraft Group Has Contracted RADA Electronic Industries Ltd., To Supply an Input/Output Computer for Its Products

Thursday December 11, 12:43 pm ET

NETANYA, Israel, Dec. 11 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News), announced today that IAI Military Aircraft Group (http://www.iai.co.il) has contracted RADA Electronic Industries Ltd. to develop and supply a "state of the art" airborne Input/Output Computer.

Few airborne Input/Output Computers will be installed on IAI's UAVs. The development phase starts now with deliveries plan to start in mid 2005. The initial contract worth, about $800,000.

Commenting on the selection,  Adar Azancot, RADA's Chief Executive Officer said:
"We are proud with IAI selecting RADA to take part in its challenging effort to develop avionics equipment for future UAV applications".

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

     Contact:
     Adar Azancot, C.E.O
     RADA Electronic Industries Ltd.
     Tel: +972-9-8921109

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                 (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: December 11, 2003